UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Synchronoss Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 par value

(Title of Class of Securities)

87157B103

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 742,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 742,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on 10,818,169 shares of common stock, par value $0.0001 (the “Common Stock”), of Synchronoss Technologies, Inc. (the “Issuer”) outstanding as of August 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 9, 2024 (the “10-Q”).

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,740
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,740

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON BD

*	Percent of class is calculated based on 10,818,169 shares of Common Stock of the Issuer outstanding as of August 6, 2024, as reported by the Issuer in the 10-Q.

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS BRF Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 739,631
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 739,631

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 10,818,169 shares of Common Stock of the Issuer outstanding as of August 6, 2024, as reported by the Issuer in the 10-Q.

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 35,515
	8	SHARED VOTING POWER 742,371
	9	SOLE DISPOSITIVE POWER 35,515
	10	SHARED DISPOSITIVE POWER 742,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 10,818,169 shares of Common Stock of the Issuer outstanding as of August 6, 2024, as reported by the Issuer in the 10-Q.

This Amendment No. 10 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 6, 2021, as amended by Amendment No. 1 filed on October 29, 2021, Amendment No. 2 filed on March 15, 2022, Amendment No. 3 filed on March 13, 2023, Amendment No. 4 filed on March 21, 2023, Amendment No. 5 filed on November 1, 2023, Amendment No. 6 filed on July 2, 2024, Amendment No. 7 filed on August 14, 2024, Amendment No. 8 filed on August 21, 2024, and Amendment No. 9 filed on September 5, 2024 (as so amended, the “Schedule 13D”), relating to the Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”), of Synchronoss Technologies Inc., a Delaware corporation (the “Issuer or “Company”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

Item 5, Sections (a) and (b) of the Schedule 13D are hereby amended and restated as follows:

(a) – (b)

1.

As of the date hereof, BRS beneficially owned directly 2,740 shares of Common Stock, representing 0.03% of the Issuer’s Common Stock. As of the date hereof, BRFI beneficially owned directly 739,631 shares of Common Stock, representing 6.8% of the Issuer’s Common Stock.

2.	BRF is the parent company of BRS and BRFI. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRS and BRFI.

3.

Bryant R. Riley may be deemed to indirectly beneficially own 35,515 shares of Common Stock representing 0.3% of the Issuer’s Common Stock, of which (i) 34,423 are held jointly with his wife, Carleen Riley, (ii) 273 are held as sole custodian for the benefit of Abigail Riley, (iii) 273 are held as sole custodian for the benefit of Charlie Riley, (iv) 273 are held as sole custodian for the benefit of Eloise Riley, and (v) 273 are held as sole custodian for the benefit of Susan Riley. Bryant R. Riley may also be deemed to indirectly beneficially own the 742,371 shares of Common Stock, representing 6.9% of the Issuer’s Common Stock outstanding held directly by BRS and BRFI in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRS and BRFI in each case except to the extent of his pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2024

B. RILEY FINANCIAL, INC.

/s/ Bryant Riley
Name: Bryant Riley
Title: Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

/s/ Andrew Moore
Name: Andrew Moore
Title: Chief Executive Officer

BRF INVESTMENTS, LLC

/s/ Phillip Ahn
Name: Phillip Ahn
Title: Authorized Signatory

/s/ Bryant R. Riley
Name: Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.; Chief Executive Officer and Board of Managers of B. Riley Capital Management, LLC; and Co-Executive Chairman and Director of B. Riley Securities, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman and Director of B. Riley Securities, Inc.; and President and Board of Managers of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Robert L. Antin Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Tammy Brandt Director	Senior Member of the Legal team at Creative Artists Agency, a leading global entertainment and sports agency	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

SCHEDULE B

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
8/7/2024	Sale	520	$11.2000	BRF Investments, LLC
8/8/2024	Sale	40,578	$11.2417	BRF Investments, LLC
8/9/2024	Sale	57,466	$11.4494	BRF Investments, LLC
8/12/2024	Sale	30,867	$11.4784	BRF Investments, LLC
8/13/2024	Sale	51,774	$11.4877	BRF Investments, LLC
8/14/2024	Sale	61,690	$11.7337	BRF Investments, LLC
8/15/2024	Sale	55,473	$11.8851	BRF Investments, LLC
8/16/2024	Sale	23,290	$11.8267	BRF Investments, LLC
8/19/2024	Sale	40,713	$12.1226	BRF Investments, LLC
8/20/2024	Sale	8,437	$12.8244	BRF Investments, LLC
8/21/2024	Sale	3,699	$12.8000	BRF Investments, LLC
8/22/2024	Sale	74	$12.8000	BRF Investments, LLC
8/23/2024	Sale	9,819	$12.8194	BRF Investments, LLC
8/26/2024	Sale	32,678	$12.8368	BRF Investments, LLC
8/27/2024	Sale	13,525	$12.8212	BRF Investments, LLC
8/28/2024	Sale	25,279	$14.0169	BRF Investments, LLC
8/29/2024	Sale	11,213	$14.4244	Bryant R. Riley
8/30/2024	Sale	3,887	$14.4290	Bryant R. Riley
9/3/2024	Sale	25,852	$14.8866	BRF Investments, LLC
9/4/2024	Sale	10,706	$14.8346	BRF Investments, LLC
9/5/2024	Sale	1,337	$14.7642	BRF Investments, LLC
9/9/2024	Sale	3,121	$13.8039	BRF Investments, LLC
9/10/2024	Sale	7,977	$13.8109	BRF Investments, LLC
9/11/2024	Sale	6,589	$13.8276	BRF Investments, LLC
9/12/2024	Sale	1,551	$13.8027	BRF Investments, LLC
9/13/2024	Sale	762	$13.8397	BRF Investments, LLC
9/20/2024	Sale	3,916	$13.5091	BRF Investments, LLC
9/23/2024	Sale	2,703	$13.5003	BRF Investments, LLC
9/25/2024	Sale	2,764	$13.5002	BRF Investments, LLC
9/26/2024	Sale	3,018	$13.5002	BRF Investments, LLC
9/27/2024	Sale	114,218	$14.3605	BRF Investments, LLC
9/30/2024	Sale	20,234	$14.8159	BRF Investments, LLC
10/1/2024	Sale	10,851	$14.8793	BRF Investments, LLC